Exhibit 2.1

UNITED STATES BANKRUPTCY COURT

MIDDLE DISTRICT OF FLORIDA

JACKSONVILLE DIVISION

In re:	)	Case No. 05-03817-3F1
)
WINN-DIXIE STORES, INC., et al.,	)	Chapter 11
Debtors.	)	Jointly Administered
)

FIRST MODIFICATION TO

JOINT PLAN OF REORGANIZATION

OF WINN-DIXIE STORES, INC. AND AFFILIATED DEBTORS

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York, New York 10036-6522
Telephone: (212) 735-3000
Fax: (212) 735-2000

- and -

SMITH HULSEY & BUSEY
225 Water Street, Suite 1800
Jacksonville, Florida 32202
Telephone: (904) 359-7700
Fax: (904) 359-7708

Dated: October 10, 2006	Co-Counsel for Debtors

FIRST MODIFICATION TO

JOINT PLAN OF REORGANIZATION OF WINN-DIXIE STORES, INC. AND AFFILIATED DEBTORS

Introduction

In accordance with Section 1129, Title 11, of the United States Code (the “Bankruptcy Code”) and Section 12.6 of the Joint Plan of Reorganization of Winn-Dixie Stores, Inc. and Affiliated Debtors, dated August 9, 2006 (the “Plan”), Winn-Dixie Stores, Inc. and subsidiaries Astor Products, Inc., Crackin’ Good, Inc., Deep South Distributors, Inc., Deep South Products, Inc., Dixie Darling Bakers, Inc., Dixie-Home Stores, Inc., Dixie Packers, Inc., Dixie Spirits, Inc., Dixie Stores, Inc., Economy Wholesale Distributors, Inc., Foodway Stores, Inc., Kwik Chek Supermarkets, Inc., Sunbelt Products, Inc., Sundown Sales, Inc., Superior Food Company, Table Supply Food Stores Co., Inc., WD Brand Prestige Steaks, Inc., Winn-Dixie Handyman, Inc., Winn-Dixie Logistics, Inc., Winn-Dixie Montgomery, Inc., Winn-Dixie Procurement, Inc., Winn-Dixie Raleigh, Inc., and Winn-Dixie Supermarkets, Inc., as debtors and debtors-in-possession (the “Debtors”), modify the Plan as set forth below.

The modifications are reflected either by the addition of new text, identified by underlining (additions), or the deletion of pre-existing text, identified by strikethrough (~~deletions~~).

The Debtors have consulted with the Creditors Committee concerning the modifications, as required by the Plan.

The modifications will not cause the Plan to fail to meet the requirements of Sections 1122 and 1123 of the Bankruptcy Code. Furthermore, the modifications are not material and will not adversely impact the rights of any parties in interest. Therefore, compliance with Section 1125 of the Bankruptcy Code is not required with respect to the modifications.

Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Plan.

Modification to Section 4.1(b)

Section 4.1(b) of the Plan is modified to supplement the treatment of Priority Tax Claims in response to objections received from the Department of Justice on behalf of the Internal Revenue Service. Section 4.1(b) as modified shall provide as follows:

4.1 Unclassified Claims

(b) Priority Tax Claims

Each holder of an Allowed Priority Tax Claim shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Priority Tax Claim, as shall have been determined by the Debtors in their sole discretion, either (i) on the applicable Distribution Date, Cash equal to the unpaid portion of such Allowed Priority Tax Claim, (ii) such different treatment as to which the applicable Debtor and such holder shall have agreed in writing, or (iii) deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Priority Tax Claim, over a period not exceeding six (6) years after the date of assessment of such Allowed Priority Tax Claim.

If the Reorganized Debtors elect to provide the treatment described in subsection (iii) above as to a particular Allowed Priority Tax Claim, the holder of such Allowed Claim shall receive the amount of such holders’ Allowed Claim, with interest at the rate of eight percent (8%) per annum, in equal quarterly payments, with the first payment to be made on the last day of the first full calendar quarter following the later of the Effective Date and the date of assessment, and continuing on the last day of each calendar quarter thereafter, with the final payment to be made no later than the date that is six (6) years after the date of assessment of such Allowed Priority Tax Claim.

In the event that the Reorganized Debtors fail to make any payments required by this Plan to be made to any holder of an Allowed Priority Tax Claim, and such failure is not cured within ten (10) Business Days after service by such holder upon the Reorganized Debtors, and while it continues in existence upon the Post-Effective Date Committee, of a written notice of default (in accordance with Section 12.19 of the Plan), such holder shall have the right to (i) enforce the entire amount of its Allowed Claim, (ii) exercise any and all rights and remedies under applicable non-bankruptcy law with respect to its Allowed Claim, and (iii) seek such relief as may be appropriate from the Bankruptcy Court.

Modification to Section 4.3(d)

Section 4.3(d) of the Plan is modified to change the interest rate and to otherwise supplement the treatment of Secured Tax Claims in response to certain objections to the Plan. Section 4.3(d) as modified shall provide as follows:

4.3 Impaired/Voting Classes of Claims

(d) Class 10: Secured Tax Claims

(i) Claims Secured by Liens

Each holder of an Allowed Secured Tax Claim (that is secured by a Lien) shall receive the amount of such Allowed Claim over a period of six (6) years from the Effective Date, with interest at the rate ~~of 6% per annum~~ established in the Confirmation Order, in equal quarterly payments beginning on the last day of the first calendar quarter that follows the Effective Date and continuing on the last day of each calendar quarter thereafter; provided, however, that if the holder of an Allowed Secured Claim makes a written offer to obtain alternative payment terms, which may include an offer to discount the amount of the Allowed Claim in exchange for a lump sum payment, and if the Reorganized Debtors accept such offer in writing, the Reorganized Debtors shall pay the Allowed Claim in accordance with the accepted offer. Any agreed lump sum payment shall be in full satisfaction, settlement, release, and discharge of and in exchange for the Allowed Claim. The failure to object to any Secured Tax Claim in the Chapter 11 Case shall be without prejudice to the Debtors’ or the Reorganized Debtors’ right to contest or otherwise defend against such Claim in the appropriate forum when and if such Claim is sought to be enforced by the holder of such Secured Tax Claim.

Notwithstanding Section 1141(c) or any other provision of the Bankruptcy Code, all pre-petition Liens on property of any Debtor held with respect to a Secured Tax Claim shall survive the Effective Date and continue in accordance with the statutory provisions governing such Claim until such Allowed Claim is paid in full, at which time such Liens shall be released, shall be deemed null and void, and shall be unenforceable for all purposes; provided, however, that the Reorganized Debtors may condition delivery of any final payment upon receipt of an executed release of the Liens. Nothing in this Section 4.3(d) or elsewhere in the Plan shall preclude the Debtors or the Reorganized Debtors from challenging the validity of any alleged Lien on any asset of a Debtor or the value of the property that secures any alleged Lien.

(ii) Claims with Rights of Setoff

Each holder of an Allowed Secured Tax Claim (that is subject to setoff under Section 553 of the Bankruptcy Code) shall receive the amount of such Allowed Claim through setoff against amounts owed to the Debtors and in the possession of such holder, which amounts the Reorganized Debtors agree or the Bankruptcy Court orders are properly subject to setoff. Such setoff shall be effected on the later of the applicable Distribution Date and the date on which the Reorganized Debtors agree or the Bankruptcy Court enters a Final Order determining that the amounts are properly subject to setoff.

Modification to Section 8.11

Section 8.11 of the Plan is modified to clarify that the provisions of the Claims Resolution Procedure will remain extant after the Effective Date, including provisions for de minimis cash settlements up to the $2.5 million aggregate previously established by order of the Bankruptcy Court. Section 8.11 as modified shall provide as follows:

8.11 Prepayment

Except as otherwise provided in the Plan, any ancillary documents entered into in connection herewith, or the Confirmation Order, the Reorganized Debtors shall have the right to prepay, without penalty, all or any portion of an Allowed Claim entitled to payment in Cash at any time; provided, however, that any such prepayment shall not be violative of, or otherwise prejudice, the relative priorities and parities among the Classes of Claims. Notwithstanding the foregoing, any Claim subject to the Claims Resolution Procedure established in the Chapter 11 Case may be settled and paid pursuant to such procedure, which will continue in full force and effect after the Effective Date, including, but not limited to, the procedure for “Authorized Payments” as defined and provided for in (a) the Claims Resolution Procedure, (b)_the Order Authorizing Debtors to Settle or Liquidate Certain Litigation Claims with Cash Payments, and (c) subject to the remaining portion (as of the Effective Date) of the aggregate maximum amount of $2.5 million, the Order Modifying the Claims Resolution Procedure as entered in the Chapter 11 Case; provided, however, that no single Authorized Payment shall exceed $2,010.

Modification to Section 12.14

Section 12.14 is modified to include an additional subsection (d) in response to objections received from the Department of Justice on behalf of the United States. Section 12.14(d) shall provide as follows:

12.14 Injunction

(d) Notwithstanding any other provisions of this Plan or the Confirmation Order to the contrary, the rights, if any, of the United States to assert setoff or recoupment are preserved, without prejudice to the rights, if any, of the Debtors or the Reorganized Debtors to contest any such assertion on any grounds other than preclusion by the provisions of this Plan or the Confirmation Order.

Dated: October 10 , 2006	WINN-DIXIE STORES, INC. (For itself and on behalf of the Subsidiary Debtors)

	By:	/s/ H. Jay Skelton
	Name:	H. Jay Skelton
	Title:	Chairman of the Board of Directors

Laurence B. Appel

Jay Frank Castle

Office of the General Counsel

WINN-DIXIE STORES, INC.

5050 Edgewood Court

Jacksonville, Florida 32254-3699

Telephone: (904) 783-5000

Facsimile: (904) 783-5651

D. J. Baker

Sally McDonald Henry

Rosalie Walker Gray

Adam S. Ravin

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036-6522

Telephone: (212) 735-3000

Facsimile: (212) 735-2000

Stephen D. Busey

James H. Post

Cynthia C. Jackson

SMITH HULSEY & BUSEY

225 Water Street, Suite 1800

Jacksonville, Florida 32202

Telephone: (904) 359-7700

Facsimile: (904) 359-7708

Attorneys for Winn-Dixie Stores, Inc., et al.

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